UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42724

Rich Sparkle Holdings Limited

(Registrant’s Name)

Portion 2, 12th Floor, The Center,

99 Queen’s Road Central,

Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Rich Sparkle,” “we,” “us” and “our” refer to Rich Sparkle Holdings Limited and its subsidiaries.

Change in Registrant’s Certifying Accountant

On December 15, 2025, the audit committee (the “Audit Committee”) of the board of directors (the “Board”) of Rich Sparkle accepted the resignation of Wei, Wei & Co., LLP (“Wei Wei & Co.”) as its independent registered public accounting firm, effective immediately. Wei Wei & Co. had served as the Company’s independent registered public accounting firm since December 28, 2023. On December 15, 2025, the Audit Committee approved the appointment of FundCertify CPA Professional Corporation (“FundCertify”) as Rich Sparkle’s independent registered public accounting firm, effective immediately. The services previously provided by Wei Wei & Co. will be provided by FundCertify, effective as of December 15, 2025.

The reports of Wei Wei & Co. on the financial statements of Rich Sparkle for the years ended September 30, 2024 and 2023 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. Furthermore, during the years ended September 30, 2024 and 2023, through December 15, 2025, there were no disagreements with Wei Wei & Co. on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which, if not resolved to the satisfaction of Wei Wei & Co., would have caused Wei Wei & Co. to make reference to the subject matter of the disagreement in connection with its reports on Rich Sparkle’s financial statements for such periods.

There were no reportable events (as that term is described in Item 16F(a)(1)(v) of Form 20-F) during the two years ended September 30, 2024 and 2023 and through December 15, 2025.

Rich Sparkle provided Wei Wei & Co. with a copy of the forgoing disclosure and requested Wei Wei & Co. to furnish Rich Sparkle with a letter addressed to the Securities and Exchange Commission stating whether or not Wei Wei & Co. agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of Wei Wei & Co.’s letter, dated December 15, 2025, is filed as Exhibit 99.1 to this Form 6-K.

During the years ended September 30, 2024 and 2023 and through December 15, 2025, neither Rich Sparkle nor anyone acting on Rich Sparkle’s behalf, consulted FundCertify with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on Rich Sparkle’s consolidated financial statements, and neither a written report was provided to Rich Sparkle nor oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by Rich Sparkle in reaching a decision as to the accounting, auditing or financial reporting issue; nor (ii) any matter that was either the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

Financial Statements and Exhibits.

Exhibit No.	Description
99.1	Letter from Wei, Wei & Co., LLP dated December 15, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rich Sparkle Holdings Limited

Date: December 16, 2025	By:	/s/ Ka Wo, NG
	Name:	Ka Wo, NG
	Title:	Director and Chairman of the Board

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